

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3030**

Mail Stop 3030

January 23, 2009

Mr. Evan Slavitt, Esq.
Vice President for Business and Legal Affairs
AVX Corporation
801 17th Avenue South
Myrtle Beach, South Carolina 29577

      **Re: AVX Corporation
           Form 10-K for the Fiscal Year Ended March 31, 2008
           Filed May 19, 2008
           File No. 001-07201**

Dear Mr. Slavitt:

     We have completed our review of your Form 10-K for the fiscal year ended March 31, 2008 and related filings and do not, at this time, have any further comments.

               Sincerely,

               Jay Mumford
               Attorney-Advisor